REFERENCE ASSET (the “ETF”)

•	iShares® S&P 500 Index Fund (IVV)

TERMS AND CONDITIONS

ISSUER	Barclays Bank PLC

INITIAL VALUATION DATE	March 30, 2009‡

ISSUE DATE	April 2, 2009‡

FINAL VALUATION DATE	April 30, 2010‡‡

MATURITY DATE	May 5, 2010‡‡‡

THE ETF	iShares® S&P 500 Index

Fund (IVV)

DENOMINATIONS	TBD

INITIAL PRICE	TBD

FINAL PRICE	TBD

CALL PREMIUM	[11.5%-16.4%]‡‡‡

‡

Expected. In the event that we make any change to the expected Initial Valuation Date and the Issue Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of each such Note remains the same.

‡‡	Subject to postponement in the event of a market disruption as described in the prospectus supplement.
‡‡‡	The actual Call Premium will be determined on the Initial Valuation Date.

PORTFOLIO APPLICATION

Conservative or Moderate Large-cap Equity

Very Bearish

May not be appropriate

Moderately Bearish

These investors can use the notes to provide a significant buffer against downside risk via the Call Premium.

Moderately Bullish

These investors can use the notes to ensure a fixed return as long as the ETF appreciates.

Very bullish

May not be appropriate.

KEY RISKS**

•	Return on the note is limited

•	The note is not exchange traded

•	Credit risk of the issuer

•	Principal at risk

•	No interest or dividends

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of the previously filed free writing prospectus which can be accessed using the link provided above.

HYPOTHETICAL NOTE PERFORMANCE

(Potential investors must refer to the free writing prospectus previously filed with SEC and available for free at the following link on the SEC EDGAR website for additional information prior to making any investment decisions:

http://idea.sec.gov/Archives/edgar/data/312070/000119312509050799/dfwp.htm)

    ETF appreciates

If, over the life of the investment, the ETF appreciates, then an investor would receive their initial investment plus the call premium (which is assumed to be 11.5% of the initial investment)

    ETF depreciation less than call premium

If, over the life of the investment, the ETF depreciates by less than the Call Premium, then an investor would receive more then their initial investment

    ETF depreciation equal to call premium

If, over the life of the investment, the ETF depreciates by an amount equal to the call premium, then an investor would receive an amount equal to their initial investment

    ETF depreciation more than call premium

If, over the life of the investment, the ETF depreciates by more than the call premium, then an investor would receive less than their initial investment

These examples are for illustrative purposes only and do not constitute a guaranteed return or performance

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved.

This document has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays”), for information purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays.

Any offer or sale of a specific issuance of notes will only be made pursuant to a pricing supplement or free writing prospectus, which would include more complete descriptions of the risks associated with such notes. Investors should carefully read the detailed explanations of risks related to such notes, together with other information, that would be contained in the relevant pricing supplement or free writing prospectus, including but not limited to information concerning the tax treatment of the investment, before investing in such warrants. Furthermore, you should read this document together with the prospectus and the prospectus supplement, which Barclays Bank PLC has filed with the U.S. Securities and Exchange Commission (“SEC”) with respect to notes, as described below. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in any notes issued by Barclays Bank PLC.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest in any note issued by Barclays Bank PLC, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, the free writing prospectus dated March 11, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering of notes. Buyers should rely upon the prospectus, the prospectus supplement and the relevant pricing supplement or free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov as follows:

Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

Prospectus Supplement dated February  10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Free Writing Prospectus dated March  11, 2009:

http://idea.sec.gov/Archives/edgar/data/312070/000119312509050799/dfwp.htm

Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the relevant final pricing supplement or free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling or back-testing. All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Transactions of the type described in these materials may involve a high degree of risk and the value of such transactions may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference asset, entity or index and risk of illiquidity. In certain transactions, investors may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described in these materials. Please review the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement relating to the securities discussed herein for a further discussion of the risks. Prior to transacting, investors should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to them.

Barclays Capital – the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange.

© 2009, Barclays Bank PLC (All rights reserved)